EXHIBIT 3

CERTIFICATE OF AMENDMENT TO
ARTICLES OF INCORPORATION
OF
RG GLOBAL LIFESTYLES, INC.

The undersigned certify that:

1.	They are the president and secretary of RG Global Lifestyles, Inc., a California corporation.

2.	Article I of the Articles of Incorporation of this corporation is amended and to read as follows:

The name of this corporation is Sustainable Environmental Technologies Corporation.

3.	The first paragraph of Article III of the Articles of Incorporation is amended to read as follows:

This corporation is authorized to issue two classes of stock, to be designated respectively, “Common Stock” and “Preferred Stock”. The total number of shares of all classes of stock which the Corporation shall have authority to issue is: (i) 300,000,000 shares of Common Stock, $0.001 par value per share, and (ii) 10,000,000 shares of Preferred Stock, $0.001 par value per share.

4.	The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

5.
The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of shares of this Corporation outstanding and entitled to vote on the foregoing amendment was 180,000,000 shares of common stock. The Corporation has zero shares of Series A Preferred Stock outstanding. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50% by all of the shares of the corporation voting together and by of the holders of common stock voting separately.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE:  July 29, 2010

/s/ Grant King
Grant King, President

/s/ Keith Morlock
Keith Morlock, Secretary